CHINA MEDICAL TECHNOLOGIES, INC.

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

December 19, 2008

Mail Stop 6010

Martin James, Senior Assistant Chief Accountant

Brian Cascio, Accounting Branch Chief

Jong Hwang, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	China Medical Technologies, Inc.

Form 20-F for the fiscal year ended March 31, 2008

File No. 000-51440

Dear Messrs James, Cascio and Hwang:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 21, 2008 regarding the Annual Report on Form 20-F for the fiscal year ended March 31, 2008 (the “Form 20-F”) of China Medical Technologies, Inc. (the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

Form 20-F - Annual Report

Item 5. Operating and Financial Review and Prospects - Revenues, page 55

1.	We reference the discussion on page 55 that to promote the sale of your ECLIA reagents you recently started to rent your ECLIA analyzers free of charge. Tell us and disclose in future filings your accounting treatment for these ECLIA analyzers provided free of charge.

The Company respectfully advises the Staff that to promote the sales of our ECLIA reagents, on April 1, 2008 the Company commenced renting ECLIA analyzers free of charge to its customers. The Company has the right to request the analyzers be returned at any time. However, due to its low cost, the Company does not expect to request the return of any analyzer. The customers are not obligated to purchase any ECLIA reagent kits from the Company in exchange for the ECLIA analyzers. The costs of ECLIA analyzers are recognized as selling expense upon delivery to the customer.

The Company confirms that it will include the disclosure of the accounting treatment in its future filings, as appropriate.

Financial Statements

Note 3. Acquisitions, pages F-14 and F-15

2.	We reference your acquisitions of FISH and BBE discussed in Note 3 on pages F-14 and F-15. Please tell us whether you have filed financial statements of these businesses as required by Item 8 of the Form 20-F rules and Rule 3-05 of Regulation S-X or tell us why these financial statements are not required.

The Company respectfully advises the Staff that it has not filed financial statements for FISH and BBE for the reasons outlined below:

As a foreign private issuer, the Company understands that it is not required to file Rule 3-05 financial statements in its annual report on Form 20-F, unless the Form 20-F is used as a registration statement. The Company noted that it has two open shelf registration statements filed on Form F-3 on January 3, 2007 and August 11, 2008, respectively. Each registration statement incorporates by reference the Company’s annual report on Form 20-F.

The Company evaluated the requirements for 3-05 financial statements as follows.

The FISH Acquisition

The FISH acquisition was consummated on March 1, 2007. Prior to the acquisition, the principal activity of FISH was primarily the research and development of fluorescent in situ hybridization technology (the “FISH technology”), a molecular diagnostic technology that uses a fluorescent-labeled probe to detect and localize the presence or absence of specific DNA sequences in chromosomes. The development of the molecular diagnostic technology was substantially completed in middle 2006, after which very limited production and marketing activities relating to the developed FISH image analysis systems and FISH probes were commenced. During the pre-acquisition period, two units of the FISH image analysis systems were shipped to customers, but no revenue was recorded as sales prices had not been fixed in the sales agreements.

Upon completion of the FISH acquisition, the FISH operation was transformed from being primarily a research and development operation to one that is now engaged in the manufacture, sale, and distribution of the FISH image analysis systems and FISH probes. After considering (a) the fact that post-acquisition FISH was no longer operated in the same manner as operated by the prior owner and (b) the lack of trading activity that would be reflected in any pre-acquisition financial statements, the Company concluded that the inclusion of the pre-acquisition FISH financial statements would not provide a reader any meaningful information on the future operations of the Company.

The Company respectively advises the Staff that, the insignificance of FISH’s sales and other business activities (other than research and development) was indicated in Footnote 6 of the Company’s financial statements for the year ended March 31, 2007, “The Company determined that pro forma financial information reflecting the results of the Company’s operations as if the acquisition had occurred at the beginning of the current year and the comparative prior period would not be meaningful. During such periods, the Sellers had devoted their efforts primarily in FISH-related research and development activities and had conducted minimal sales and other business activities. Accordingly, the Company concluded that the pro forma financial information would not be useful in assessing the Company’s post-acquisition results and cash flows and therefore such information has been omitted.”

The BBE Acquisition

The BBE Acquisition was completed on January 8, 2008. Based on the definitions listed in Rule 1-02(w) of Regulation S-X, the Company concluded that none of the conditions exceeds the 20% threshold thus the filing of financial statements on the BBE business is not required.

3.	Please tell us about the $22 million deposit made July 20, 2007 for a potential acquisition discussed in Note 3(c) on page F-16, including the status of the acquisition, expected timeframe and significant terms and provisions.

The $22 million deposit related to the recently announced acquisition of HPV-DNA Biosensor Chip and SPR-Based Analysis System assets (the “Acquisition”) from Molecular Diagnostic Technologies Limited. The Company spent more than one year carrying out the due diligence and conducting negotiations with the seller and entered into an agreement in October 2008. Under the terms of the acquisition agreement, the Company will pay cash consideration of $345 million in installments with the final payment to be made one year after the closing of the Acquisition. Assets acquired include certain intellectual property rights related to HPV-DNA Biosensor Chip and SPR-Based Analysis System, as well as inventory and fixed assets. No liabilities were assumed. The press release outlining the significant terms and provisions of the Acquisition was furnished via Form 6-K on October 8, 2008. The Acquisition was consummated on December 4, 2008.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86 (10) 6788-4694.

Sincerely,

/s/ Sam Tsang
Sam Tsang
Chief Financial Officer